SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 15, 2006, of Director/PDMR Shareholding

                                                          Scottish Power plc

                                                       Long Term Incentive Plan

Scottish Power plc ("the Company") announces that on 15 February 2006 an award to acquire Shares was granted under the Long Term
Incentive Plan to the following Executive Director of the Company. Awards vest only if the Remuneration Committee is satisfied that certain gateway performance conditions, relating to the Company's underlying financial performance and customer service standards are met. The number of Shares actually transferred is dependent upon the Company's relative position, measured by total shareholder return performance, against a group of investor-owned energy companies.

Name of Director                    Number of Shares
                                      Under Award

Philip Bowman                           119,148

Enquiries:

Colin McSeveny, Media Relations Director          0141 636 4515
Donald McPherson, Deputy Company Secretary         01698 396413

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 15, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary